

Mail Stop 3720

September 29, 2017

Chelsea Wang
Chief Financial Officer
RISE Education Cayman Ltd.
Room 101, Jia He Guo Xin Mansion
No.15 Baiqiao Street, Guangqumennei, Dongcheng District Beijing 100062
People's Republic of China

> **Re:** **RISE Education Cayman Ltd.**
> **Registration Statement on Form F-1**
> **Filed September 22, 2017**
> **File No. 333-220587**

Dear Ms. Wang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 45

1. Please disclose, if true, that you are using the offering proceeds to repay loans you incurred to pay an $87 million dividend to your controlling shareholder, Bain Capital Education IV Cayman Limited, in September 2017.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Liquidity and Capital Resources, page 76

2.   We note that, in September 2017, you amended your loan facility agreement with CTBC Bank Co. Ltd. and drew down the entire short-term facility of $30 million and long-term facility of $110 million. Please discuss how you used or intend to use the loan proceeds, including whether the loan proceeds were used to pay the $87 million dividend to your shareholder. Also discuss how you intend to repay the long-term facility over the next five years in light of the PRC regulatory requirements regarding dividends, fees and other distributions from your PRC entities and PRC regulations on currency conversion. If you plan to use the offering proceeds to repay all or a portion of the long-term loan, please state this.

3.   Please file the loan agreement(s) with CTBC Bank as an exhibit.

Management, page 127

Directors and Executive Officers, page 127

4.   We note that at page 147 you state that you have provided for a staggered board of directors in your post-IPO memorandum and articles of association. Expand your disclosure to provide the date of expiration of the current term of service of your directors and to discuss any director class structure. Refer to Item 6.C of Form 20-F.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: David T. Zhang, Esq.
       Benjamin W. James, Esq.
       Kirkland & Ellis International LLP